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Filed by Falconbridge Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 333-129218

FALCONBRIDGE LTD

Moderator: Denis Couture
October 25, 2005
2:00 pm ET

Operator:	Certainly. Ladies and gentlemen, if you would like to register for a question, please press the 1 followed by the 4 on your telephone. You will hear a three-tone prompt to acknowledge your request.
If your question has been answered and you'd like to withdraw your registration, please press the 1 followed by the 3.
If you're using a speakerphone, please lift your handset before entering your request.
One moment please, for the first question.
Our first question comes from the line of Terence Ortslan of TSO Associates. Please proceed.
Terence Ortslan:	Thanks. Good afternoon.
You're ten months into 2005 Derek and could you summarize the feedback you're getting on which operations and which properties will have reserve additions this year?
Derek Pannell:	I'm sorry, I didn't hear your question, Terry. Could you just repeat that for me, please?

Terence Ortslan:
We're almost towards the end of the year and I'm sure you got all the reports that are coming back from different operations and properties for the reserve and resource numbers for 2005. Which ones do you expect to have a net addition in 2005, which operations and which properties?
Derek Pannell:	Well yesterday I think, you saw the Collahuasi announcement, so those are not reserves yet, but a clear indication that it's an amazing orebody.

On the Brazilian announcement, we continue to work there and I'd be surprised if we didn't see improvements there. Then at Raglan, we've been working away there and year after year we have continually replaced more ore than we've actually mined. And I wouldn't be surprised if we're not able to do the same thing there.

You know, there's a whole bunch of requirements — for me to state that there are resources and reserves that are going to be accounted for at the end of the year — so I'm reluctant to make another comment.
Terence Ortslan:	No, but I mean, you should have a fair idea now about Kidd Creek, about Sudbury. I'm not talking precise, I'm just talking qualitative numbers.
Derek Pannell:	Of addition to our reserves and resources?
Terence Ortslan:	Yes.
Derek Pannell:
Well, I'll just come back to what I said. We're not expecting any surprises in any of those areas and generally along the lines. You know, I haven't seen the final numbers. In fact, I don't think we've actually begun to calculate them yet.

Terence Ortslan:
Okay. Let me come back to another issue. With the Inco transaction pending, what operational decisions are you doing or making which are different and what CAPEX decisions will be changing in view of the Inco transaction?
Derek Pannell:	Well at the present time, we're not changing any of our actions as we run the company. We will continue to run the company sort of business as usual on a general basis.

We cannot jeopardize or change anything that we do, in case there's a remote chance that this transaction doesn't go through. So we need to maintain integrity of both companies. I'm sure Inco is doing the same thing on their side.

But certainly, you know, if you read the support agreement, you'll see the sorts of things that we can do together and we're just sort of starting those things. One of them is to visit investors and we've had a very active investor relations program together with Inco in the last couple of weeks.
Terence Ortslan:
I don't seem to understand this. I mean there are decisions pending in Sudbury and Koniambo for instance. How can you go ahead and spend the money next year while this transaction is pending and that things may change in the process?
Derek Pannell:	Well I think the decisions in Sudbury, again, we would go ahead with the plans that we have for — generally for Sudbury. I can't think of no major changes that we would make there.

In the Sudbury region, for example, you know, I think we've laid out quite clearly the areas where we would expect to have synergies with Inco. But we have not yet started on any of the integration programs nor have we modified any of our plans in the Sudbury area.

On Koniambo, you know, I think, again, it hasn't changed the way that we're negotiating for Koniambo. We believe that that is an excellent orebody and we remain committed to negotiating with the French government for the best deal we can possibly get.

If that's something that we bring to the partnership — to the new Inco, that's something very positive. So it really hasn't changed our stance on Koniambo, nor has it changed the way that we're operating in Sudbury right now.
Terence Ortslan:	Yeah. Thanks.
Derek Pannell:	Yup.
Operator:	Our next question comes from the line of John Redstone of Desjardins. Please proceed, your line is open.
John Redstone:
Yeah. Good afternoon, gentlemen. I just wonder if you could give a little detail — as much as you can — in your cobalt operations, in whether or not you see a significant increase in cobalt production this year and whether or not there are any plans, because going down your list there, I can't see substantial increases to cobalt production for Falconbridge as it stands today.
Derek Pannell:
The cobalt production comes out of the sulfide side of our operations and principally through the feed that goes into Nikkelverk. We produce around 5,500 tonnes of cobalt out of Nikkelverk and the feed from our side is relatively steady.

The amount that comes out as a result of custom feed could vary. We have no particular operations that we are targeting, that would bring additional cobalt from our own mines, for example, as the custom feed varies, and so the cobalt production would vary.

However, that's Falconbridge on a standalone basis. As we've talked about the synergies that we might very well have with Inco, as we sort of rationalize the way that the ore is treated in different mills, then you can stream the high cobalt materials into one particular concentrator and then take that high cobalt concentrate and pass it through the smelter which has the highest cobalt recovery, so that you end up with increased cobalt recoveries out of the combined entity.
But that's not a Falconbridge standalone issue at the present time.
John Redstone:	But let me ask it another way then. Do you foresee having to have the same amount of custom feed to make up your cobalt numbers next year and going forward?
Derek Pannell:
Yeah. We would expect the same cobalt production next year as we've had this year, within the sort of precision that we're able to forecast these things. We've been able to get some additional capacity through Nikkelverk around the 5,500 tonne level.

I mean, it was 5,000 tonnes and we'd sort of squeezed it up to 5,500 then squeeze another few hundred tonnes out here and there, but, you know, within the accuracy of those figures, it's going to remain the same.
And we don't see any issues in getting the feed that will allow us to produce that additional cobalt.

John Redstone:	Okay. Thank you.
Derek Pannell:	Thank you.
Operator:	Our next question comes from the line of Onno Rutten of Scotia Capital. Please proceed, your line is open.
Onno Rutten:	Good afternoon, everyone. Two quick questions for Aaron Regent.
The Collahuasi Phase III project versus the de-bottlenecking project — are these mutually exclusive or are you still considering the Phase III expansion as well?
Aaron Regent:
No they're not mutually exclusive. I think that, the priority, however, would be to focus on the de-bottlenecking opportunity because as you can appreciate from a capital efficiency perspective, that's where we get the biggest bang for our buck.

For relatively low dollars to get quite a bit of additional more copper production out. But once we've done that, I think in parallel, we're still looking at the Phase III expansion and how that will fit into the overall productions. We're not slowing down on the Phase III expansion.
So I would say no, they're not mutually exclusive, they're kind of additive, which I think highlights the potential for the upside opportunity out of Collahuasi.
Onno Rutten:	And the Phase III expansion, what are the key considerations? Is it CAPEX, water availability, logistics on sites...?

Aaron Regent:
When you look at each of those issues — well first of all, you're talking about a fairly substantial project, probably in the order of $700 million to $800 million of capital. So whenever you talk about making an investment like that, there's quite an amount of analysis that have to go into it.

And so all the aspects that you touched on, water for example, we do have water available to us, but you want to make sure you optimize the lowest cost water as opposed to having to pay high prices for water as an example.

But you have to look at mine plans, plant configurations, location of your mill, whether you relocate or establish a new mill closer to your mining operations in the sense that you have to move a material around.
So, many different components that go into it.
Onno Rutten:
Okay, thanks. And then quickly on Koniambo, I noticed in the capital expenditures this year you have dropped the planned expenditure from $146 million to $110 million. With only two months left to make any commitments, should we read anything into this, sort of delay of certain activities?
Aaron Regent:
No, I don't think you should read anything into it. I think the key thing is the commitment of $100 million related to advancing the project. So that's a commitment, but the dollars actually won't go out of the door until potentially — partly this year and into 2006.

So I think it's mostly that at the beginning of the year, you forecast a level of activity and obviously those tend to change and that's basically what happened here. So I wouldn't read too much into it.

Onno Rutten:	Okay thanks.
Aaron Regent:	Now if anything, I'd say we're always trying to cut back in our CAPEX (as you can appreciate).
Onno Rutten:	Yeah, understood. Thank you.
Derek Pannell:	Can I just add the figure that Aaron gave for the expenditures Phase III at Collahuasi, that's for the 100%, our share would be 44% of that.
Aaron Regent:	Yeah and I should add that that kind of scoping study level, we haven't finalized feasibility (bankable), so those numbers could change. But that's just giving you an indication of order magnitude.
Onno Rutten:	Okay.
Derek Pannell:	Thank you.
Operator:	Ladies and gentlemen, as a reminder, if you'd like to register for a question, please press the 1 followed by the 4.
Our next question is from the line of Greg Barnes of Canaccord Capital. Please proceed.
Greg Barnes:	Thank you.
Aaron, is there a date that — a specific date that you have to give approval for a go ahead decision on Koniambo to ensure you stay in the project?

Aaron Regent:	The person in court has a date which is December 31 of this year in order for us to meet the two conditions, deliver the positive technical study and the delivery of the $100 million.
So that's technically the way the agreement is set out.

But, you know, as you can expect that the local population, the French government would want to — want us to — they basically want the project to go forward and so, you know, I think that they'll be looking for us to give as much assurance as we can that the project will go forward.
And so to do that, that's where we're already focusing on the financing structure and the support package on the French state.
Greg Barnes:	So December 31 of this year you have to have a formal go ahead decision to develop the project to move ahead with construction?
Aaron Regent:
I think there's — if you look at what the agreement requires versus what people would like, there's probably two different things. The agreement doesn't necessarily — there's some ambiguity in terms of what's required — I'll put it that way — with respect to the agreements and different interpretations.
I think, ideally from our perspective, what we want to do is put ourselves in a position where we can make a decision to go forward again this year.
Greg Barnes:	Okay. And secondly, on the Collahuasi de-bottlenecking, sounds like a pretty remarkable ability to increase production. What kind of CAPEX, do you think, ballpark would that require?

Aaron Regent:	I think that order of magnitude is probably $50 million to $100 million, in that range.
Greg Barnes:	That's incredible.
Aaron Regent:
Yeah. Well, I think that as you — if you look at the transition project that we've just completed and the mill expansion, yeah, there was I think some thought put into oversizing and some of the pieces of equipment, such as the grinding circuit.
So you — yeah, I think the big dollars can be tied up in those types of pieces of equipment.

So we actually have the ability to grind probably 150,000 tons a day. So now you look at where else can you de-bottleneck and that's where you have to look at your mine plans, look at probably adding to your fleet, adding to your conveyor — conveying capacity and then the back end of the mill.
Derek Pannell:
One thing that we found — just to add — is that we can get the recoveries that we expected by having a coarser grind. So that effectively has increased the capacity of the front-end and the back-end of the grinding circuit that we'd put in.
Greg Barnes:	Okay. So if you take this to the next step, you do this de-bottlenecking, that adds 100,000 tons roughly, than Phase III adds in — how much in terms of production?
Aaron Regent:	Phase III we had we sort of planned 175,000 tons to 200,000 tons, in that order magnitude.

Greg Barnes:	Yeah. Because the 800,000 tons a year of production once that's done then.
Aaron Regent:
It's possible but I think that — I think, Greg, what we need to do is — as Otto sort of highlighted — once we look at the optimization, then we have to look at Phase III and how that project might change.
So I don't want to be — I don't think we should — we don't want to be pinned down to a number just now, but that is the potential.
Greg Barnes:	Okay. Thanks very much.
Operator:	Our next question comes from the line of David Charles of GMP Securities. Please proceed.
Mr. Charles, your line is open. Please proceed.
David Charles:	Sorry about that. Can you hear me now?
Derek Pannell:	Yes.
Operator:	We can hear you, sir.
David Charles:	Yes, okay. Sorry about that.

We're just wondering, you talk about the support agreement and been out marketing with Inco, I'm just wondering, behind the scenes, are you guys still working on the potential synergies that you might get out of the transaction between Falconbridge and Inco?

Maybe returning back to, you know, Terry's question, I mean, is it not a lot of things that are actually coming to a due date all at the same time? I mean it seems to me that Koniambo has to be decided by December 31 and if I'm not mistaken, you know, the Falconbridge shareholders will vote on the transaction with Inco by December 23 or so.
So I mean, how are you actually going to manage all that?
Derek Pannell:
Well, I certainly agree David, that we've got a lot of things going on. I think it's — I feel very positive about all the things which are happening actually. I think there is a lot of momentum that we've actually got working for us.

I think on the Koniambo work, that is one of the areas that if we were to make the support agreement and in fact, says if we are to make any major commitments, particularly on Koniambo, then we would expect to involve Inco in those decisions.

So they will be involved in things like — in Koniambo and I think that's one of them that's clearly laid out there. But — so we wouldn't expect to suddenly go out and make some sort of major decisions without involving them in that case.

I don't — but again, I think the sort of strategy that one would use on Koniambo would really — doesn't change. And when you bring the two companies together or whether you leave them apart, I think it's an excellent project that merits going ahead.

The other projects that we were working on with Inco and the first of those that we announced successfully, was that, the copper anode one from Sudbury to CCR, clearly those sorts of projects we continue to work on to see if there are other things that we can move ahead that hasn't stopped.

So that project that we had for all sorts of other things continues to move ahead.
Aaron Regent:
We could — maybe add a comment as well, if you look at the — how we were planning to implement Koniambo, you recall part of our strategy was to try to put a bit of a gap between that project and the Goro project, irrespective of this transaction.

You know, just makes sense in that you reduce the strain of the infrastructure resources in New Caledonia and you also avoid having to — large projects ramp up at the same time and the metal that comes in the marketplace.

So if you look at the timing, the Goro project is expected to ramp up in 2007 and that's the year when — on the current plan we have, Koniambo would be starting to significant mobilize (in the field to) begin construction and our ramp up would take place in 2009, 2010.

So if you look at the way we've already set up our implementation plan for this project, (we would) want to do more front end engineering, which I think gets us better definition, takes risks out of the project, particularly from the execution perspective.

But the one advantage that we have, particularly if you look at the new Inco visibility then to shift a lot of resources that are currently on Goro, as they're ramping down and move them across into Koniambo and take advantage of not only that experience and knowledge, but also some of the capital that's been spent there, such as on temporary housing and shipment across the Koniambo project.

So there is a benefit there that could also be realized.
David Charles:
I'm just wondering how your old partner, i.e., the French government or the Kanaks are handling the idea that the — your possible new partner may have a go, no go decision-making, you know, choice to make on Koniambo?
Aaron Regent:
Well I think that — it's important to highlight that we did get the world's number 2 nickel producer and the world's number 4 nickel producer together, you have probably a very unique set of knowledge and expertise from the nickel industry and you get to bring the best of both companies to bear on the implementation of both the Goro and the Koniambo project.

So when you look at — to try to position these projects for success, which ultimately is the major objective of both our partner and the French government, you've got a very strong organization, which is basically there to sponsor these projects.
So in that respect, I think that there has been, you know, a lot of positive recognition of the byproduct of this transaction on these projects.
Derek Pannell:	And we continue to have very strong support from the North Province.
David Charles:
Well maybe just returning back into the synergy issue, I mean, are you guys currently working on the synergies — when you had your original conference call, if I understood it correctly, you were talking about this $350 million as the initial stab on synergies really just looking at the Sudbury basin. Have you now started to look beyond that? Are there any plans to look beyond that or are you just mainly out marketing the deal?

Derek Pannell:
It's not something that we continue to work on. We did the due diligence, we put the deal together, and we came up with the $350 million. And that was a figure that we took a long time considering and based on the experience of both companies, both on our experience here of putting Noranda and Falconbridge together and based on the experience that some members of the Inco senior management that had with putting other — combining other companies, we felt that with the work that we've done, with what we knew of our prospective companies that the $350 million was realizable, particularly in the timeframe that we gave ourselves which is the end of 2007.
Sort of having gone through this kind of thing, I think it was a reasonable figure. I think we will achieve it. We certainly will be looking at other alternatives, I'm sure, as we move forward.
But right now, we're not working and developing other additional — not sort of revisiting that at the present time. We did the work, we're happy with it, and we're out marketing.
David Charles:	Okay. Thank you.
Operator:	Ladies and gentlemen, as a reminder, to register for a question, please press 1 followed by the 4.
Mr. Couture, there are no further questions at this time. I will turn the call back to you. Please continue with your presentation or closing remarks.
Denis Couture:	Yes, thank you.

Derek Pannell:
Well, first of all, I just like to thank everybody for participating in our conference call. As I said at the beginning, we're very pleased with the overall results and with the prospects of the future, especially with the fundamentals for our metals that seem to be very well supported.
And finally, we're looking forward to completing the transaction with Inco and to forming that leading base metal mining company for the world.
Denis?
Denis Couture:	Thank you, Derek. So a recording of this conference call will be available at 4 pm by dialing 416-626-4100 and 1-800-558-5253, pass code 21263637, and this will be available until November 1.
Thank you very much for joining us today and goodbye.
Operator:	Ladies and gentlemen, that does conclude the conference call for today. We thank you for your participation and ask that you please disconnect your lines.

END

Important Legal Information

This communication is being made in respect of the share exchange takeover bid by Inco Limited for common shares of Falconbridge Limited. Inco has filed with the U.S. Securities and Exchange Commission ("SEC") a registration statement on Form F-8 containing a share exchange take-over bid circular. Inco, if required, will file other documents regarding the transaction with the SEC. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain the documents filed with the SEC free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Inco will be available free of charge from Inco. You should direct requests for documents to the Secretary of Inco, Inco Limited, 145 King Street West, Suite 1500, Toronto, Canada, M5H 4B7.

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FALCONBRIDGE LTD Moderator: Denis Couture October 25, 2005 2:00 pm ET